SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

      Entergy Power International Holdings Corporation
                    Parkway Two Building
                  10055 Grogan's Mill Road
                  The Woodlands, TX  77380

     This certificate is notice that Entergy Power
International Holdings Corporation, a Delaware corporation
(the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory Note

      2.     Issue, renewal or guaranty:
             Issue

      3.     Principal amount of each security:
             $106,000,000

      4.     Rate of interest per annum of each
             security:
             100 Basis points plus Monthly LIBOR
             Rate (as defined therein).

      5.     Date of issue, renewal or guaranty
             of each security:
             January 31, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             On demand

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EK Holding I, LLC

      9.     Collateral given with each security,
             if any:
             None

     10.     Consideration received for each
             security:
             None

     11.     Application of proceeds of each
             security:
             Additional capital contribution to
             EK Holding I, LLC

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48: X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.




                            ENTERGY POWER INTERNATIONAL
                            HOLDINGS CORPORATION

                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: February 19, 2001